

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

Via E-mail
Robert DeAngelis
President and Chief Executive Officer
Real Estate Contacts, Inc.
240 Windsor Ridge #36
New Castle, Pennsylvania 16105

> **Re: Real Estate Contacts, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 20, 2011**
> **File No. 333-174905**

Dear Mr. DeAngelis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Revenue and Expenses Forecast for 2012 through 2015, page 14

1.   We note your response to comment seven of our comment letter dated July 11, 2011 and your revisions to your filing. Your forecast disclosure still does not comply with Item 10(b) of Regulation S-K. Please remove this forecast or revise your filing accordingly.

Results of Operations, page 16

Robert DeAngelis
Real Estate Contacts, Inc.
July 27, 2011
Page 2

2.   We note your response to comment 8 of our comment letter dated July 11, 2011.
        Please revise your disclosure to indicate that the $0 recorded is for the year ended
        December 31, 2009.

Item 15. Recent Sales of Unregistered Securities, page II-1

3.   We note your response to comment 15 of our comment letter dated July 11, 2011.
        Please revise this section to include the shares issued to Mr. DeAngelis as deferred
        salaries or provide a detailed analysis as to why Item 701 of Regulation S-K does not
        apply to such issuance.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the
        federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration statement
as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as
they relate to the proposed public offering of the securities specified in the above registration
statement. Please allow adequate time for us to review any amendment prior to the requested
effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Jessica Barberich, Accounting Reviewer, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Gregg E. Jaclin, Esq.